

March 14, 2014

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re:** **CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule14A**
> **Filed by Corvex Management LP, Related Fund Management, LLC,**
> **David R. Johnson, et al.**
> **Filed February 13, 2014**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your filing and have the following comment.

Slide 46

1. We note disclosure that Mr. Zell does not have any financial interest concerning the company. We note similar statements in other solicitation materials that Mr. Zell is "truly independent." Please advise as to the impact on these statements of Mr. Zell's apparent interest in Hawaii Independent Energy, LLC. Please also provide your analysis as to the necessity of disclosing any such interest under Item 5(b)(1) of Schedule 14A.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP